SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VIRAGE LOGIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

Stock Settled Appreciation Rights

(Title of Class of Securities)

92763R104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Christine Russell

Vice President of Finance and Chief Financial Officer

Virage Logic Corporation

47100 Bayside Parkway

Fremont, California 94538

(510) 360-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Esmé C. Smith

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$ 6,453,862	$ 253.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,079,975 shares of common stock of Virage Logic Corporation and 1,125,000 stock settled appreciation rights, which options and stock settled appreciation rights have an approximate aggregate value of $6,453,862, will be exchanged for restricted stock units pursuant to the terms of this offer. The aggregate value of such options was calculated based on the Black-Scholes valuation methodology, as of May 22, 2008.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________ _____	Filing party: _______________________
Form or Registration No.:___________ _____	Date filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Virage Logic Corporation, a Delaware corporation (“Virage Logic”), in connection with its offer to exchange any or all outstanding options to purchase its common stock (“Options”) and stock settled appreciation rights (“SSARs”) held by certain eligible employees of Virage Logic, whether vested or unvested, out-of-the-money or in-the-money, for restricted stock units (the “Offer”), all as set forth in the Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units dated May 29, 2008 (the “Offer to Exchange”), which is incorporated herein by reference.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange, which, as may be amended or supplemented from time to time, together with the accompanying Memorandum from Virage Logic’s President and CEO to employees, Election Form and Withdrawal Form constitute the Offer, and which are all filed as exhibits hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Virage Logic Corporation, a Delaware corporation, and the address of its principal executive office is 47100 Bayside Parkway, Fremont, California 94538. Virage Logic Corporation’s telephone number is (510) 360-8000. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Virage Logic”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to the Offer by Virage Logic to certain eligible employees of Virage Logic who are holders of outstanding Options and SSARs that were granted under the Virage Logic Corporation 1997 Equity Incentive Plan, as amended, the Amended and Restated In-Chip Systems, Inc. 2001 Incentive and Non-Statutory Stock Option Plan and the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (collectively, the “Plans”), to exchange their outstanding Options and SSARs for restricted stock units as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in the Offer to Exchange, the Memorandum from Virage Logic’s President and CEO to employees attached hereto as Exhibit (a)(1)(B), the Election Form attached hereto as Exhibit (a)(1)(C) and the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

Eligible employees include all U.S. and United Kingdom-based employees of Virage Logic that are employed by Virage Logic as of May 29, 2008 and remain employed through the expiration date of the Offer. No other employees of Virage Logic based outside of the United States are eligible to participate in the Offer. In addition, the members of Virage Logic’s board of directors and its chief executive officer, chief financial officer and chief operating officer are not eligible to participate in the Offer. The expiration date of the Offer is expected to be June 27, 2008 at 5:00 p.m., Pacific Time (U.S.), unless Virage Logic extends the expiration date.

Employees may exchange any or all of their Option grants or SSAR grants. However, eligible employees cannot exchange part of any Option grant or SSAR grant, unless that Option grant or SSAR grant is covered by a domestic relations order (or comparable legal document as a result of the end of a marriage). Instead, employees must exchange all shares of common stock subject to each Option grant or SSAR grant. An eligible employee may exercise any portion of an Option grant or SSAR grant that has vested and is exercisable and exchange the remaining unexercisable portion. Any such partial exercise of an Option grant or SSAR grant may subject an eligible employee to tax consequences. For that reason, Virage Logic recommends that eligible employees consult with their personal tax, financial and legal advisors to determine the consequences of such partial exercise. The Offer is not conditioned upon a minimum number of Options or SSARs being tendered for exchange.

The number of restricted stock units received by eligible employees that participate in the Offer will depend on the exercise price of and the number of shares subject to the Options tendered for exchange or the base price of and the number of shares subject to the SSARs that are tendered for exchange, as applicable.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of Options and SSARs; Expiration Date”), Section 6 (“Acceptance of Options and SSARs for Exchange and Issuance of Restricted Stock Units”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and SSARs”) is incorporated herein by reference.

As of May 22, 2008, 23,514,406 shares of Virage Logic’s common stock were outstanding.

(c) There is no established trading market for the outstanding Options or SSARs that may be tendered in the Offer. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Options and SSARs”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Virage Logic is the filing person of this Tender Offer Statement on Schedule TO. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange (“Information Concerning the Executive Officers and Directors of Virage Logic Corporation”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”) Section 2 (“Number of Options and SSARs; Expiration Date”), Section 4 (“Procedures for Electing to Exchange Options and SSARs”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options and SSARs for Exchange and Issuance of Restricted Stock Units”), Section 7 (“Conditions of This Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 12 (“Status of Options and SSARs Acquired by Us in This Offer; Accounting Consequences of This Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. and U.K. Income Tax Consequences”), Section 15 (“Extension of Offer; Termination; Amendment”), Section 19 (“Miscellaneous) and Schedule A (“Information Concerning the Executive Officers and Directors of Virage Logic Corporation”) attached thereto, is incorporated herein by reference.

(b) The members of the Virage Logic board of directors and Virage Logic’s chief executive officer, chief financial officer and chief operating officer are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and SSARs”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and SSARs”) is incorporated herein by reference. The Plans and certain forms of agreements pursuant to which the Options and SSARs have been granted to Virage Logic employees are attached hereto as Exhibits (d)(1) through (d)(6) and contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 (“Purposes of This Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options and SSARs for Exchange and Issuance of Restricted Stock Units”) and Section 12 (“Status of Options and SSARs Acquired by Us in This Offer; Accounting Consequences of This Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 3 (“Purposes of This Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 7 (“Conditions of This Offer”) is incorporated herein by reference.

(c) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and SSARs”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and SSARs”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Virage Logic”) and Section 18 (“Financial Statements”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007 and Item 1 (“Financial Statements”) of the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2007 and March 31, 2008 are incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Virage Logic”) is incorporated herein by reference.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and SSARs”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units, dated May 29, 2008.

(a)(1)(B)	Memorandum from our President and CEO to Employees, dated May 29, 2008.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail to Employees.

(a)(1)(F)	Forms of Reminder E-mails to Employees.

(a)(1)(G)	Form of Acknowledgment of Receipt of Documents Relating to the Offer to Exchange.

(a)(1)(H)	Form of Notice of Acceptance of Exchanged Options and Exchanged SSARs.

(a)(1)(I)	Form of Restricted Stock Unit Agreement for U.S. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.6 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(a)(1)(J)	Form of Restricted Stock Unit Agreement for U.K. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(a)(1)(K)	Form of Option/SSAR to RSU Calculator.

(a)(2)	Virage Logic Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007.

(a)(3)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the Securities and Exchange Commission on February 11, 2008.

(a)(4)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on June 12, 2008.

(b)	Not applicable.

(d)(1)	Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).

(d)(2)	Form of Option Agreement under the Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Appendix B of Virage Logic Corporation’s Definitive Proxy Statement filed on January 13, 2005).

(d)(3)	Amended and Restated In-Chip Systems, Inc. 2001 Incentive and Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002).

(d)(4)	Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(d)(5)	Form of Notice of Grant of Stock Options under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarter Report on Form 10-Q for the fiscal quarter ended December 31, 2001).

(d)(6)	Form of Notice of Grant of Stock Settled Appreciation Right under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.5 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VIRAGE LOGIC CORPORATION

By:	/s/ Christine Russell
Christine Russell
Vice President of Finance and Chief Financial Officer

Date:	May 29, 2008

INDEX OF EXHIBITS

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Settled Appreciation Rights for Restricted Stock Units, dated May 29, 2008.

(a)(1)(B)	Memorandum from our President and CEO to Employees, dated May 29, 2008.

(a)(1)(C)	Election Form.

(a)(1)(D)	Withdrawal Form.

(a)(1)(E)	Form of Confirmation E-mail to Employees.

(a)(1)(F)	Forms of Reminder E-mails to Employees.

(a)(1)(G)	Form of Acknowledgment of Receipt of Documents Relating to the Offer to Exchange.

(a)(1)(H)	Form of Notice of Acceptance of Exchanged Options and Exchanged SSARs.

(a)(1)(I)	Form of Restricted Stock Unit Agreement for U.S. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.6 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(a)(1)(J)	Form of Restricted Stock Unit Agreement for U.K. Employees under the Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.7 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2007).

(a)(1)(K)	Form of Option/SSAR to RSU Calculator.

(a)(2)	Virage Logic Corporation Annual Report on Form 10-K for the fiscal year ended September 30, 2007, filed with the Securities and Exchange Commission on December 14, 2007.

(a)(3)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007, filed with the Securities and Exchange Commission on February 11, 2008.

(a)(4)	Virage Logic Corporation Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on June 12, 2008.

(b)	Not applicable.

(d)(1)	Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).

(d)(2)	Form of Option Agreement under the Virage Logic Corporation 1997 Equity Incentive Plan, as amended (incorporated by reference to Appendix B of Virage Logic Corporation’s Definitive Proxy Statement filed on January 13, 2005).

(d)(3)	Amended and Restated In-Chip Systems, Inc. 2001 Incentive and Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002).

(d)(4)	Virage Logic Corporation 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.3 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(d)(5)	Form of Notice of Grant of Stock Options under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.32 of Virage Logic Corporation’s Quarter Report on Form 10-Q for the fiscal quarter ended December 31, 2001).

(d)(6)	Form of Notice of Grant of Stock Settled Appreciation Right under the Virage Logic 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.5 of Virage Logic Corporation’s Registration Statement on Form S-8 (File No. 333-151236), filed with the Securities and Exchange Commission on May 29, 2008).

(g)	Not applicable.

(h)	Not applicable.